UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(AMENDMENT NO. 8)

UNDER THE SECURITIES ACT OF 1934

Evofem Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title and Class of Securities)

30048L104
(CUSIP Number)

Robert Leveille
Invesco Ltd.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, Georgia 30309
Telephone number: (404) 892-0896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ◻
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. IRS# 980557567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ◻
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS	2(d) ◻ OR 2(e) ◻
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 591,960
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 591,960
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 591,960(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *(2)
14		TYPE OF REPORTING PERSON HC, IA
* Represents less than 1%.

(1) Includes presently exercisable warrants to purchase 555,556 shares of the Issuer’s Common Stock.
(2) Based on total outstanding shares of 153,391,230, consisting of 102,835,674 shares as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2021, 50,000,000 shares issued pursuant to a public offering on May 20, 2021 and 555,556 shares issuable upon exercise of warrants owned by the Reporting Person.

This Amendment No. 8 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 18, 2018 (the “Schedule 13D”), as amended by that Amendment No. 1 filed on May 25, 2018, Amendment No. 2 filed on February 12, 2019, Amendment No. 3 filed on April 15, 2019, Amendment No. 4 filed on June 12, 2019, Amendment No. 5 filed on June 9, 2020, Amendment No. 6 filed on March 31, 2021 and Amendment No. 7 filed on April 27, 2021. This Amendment No. 8 amends Items 1 and 5, as set forth below.
Item 1. Security and Issuer
This Amendment No. 8 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Evofem Biosciences, Inc., a Delaware corporation, formerly known as Neothetics, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 9171 Towne Centre Drive, Suite 250, San Diego, CA 92122.
Item 5. Interest in Securities of the Issuer
The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
On May 18, 2021 the Invesco UK Equity High Income Fund (UK) sold 4,908,720 shares of Common Stock at a price of $0.82 per share and the Invesco UK Equity Income Fund (UK) sold 3,007,795 shares of Common Stock at a price of $0.82 per share.
As a result of the transactions described herein, on May 18, 2021 the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock. The filing of this Amendment No. 8 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.
As of the date of this Amendment No. 8, the funds and accounts that owned Common Stock and Warrants and the amounts held, directly or indirectly, are as follows: Invesco UK Equity High Income Fund (UK) (0 shares of Common Stock and warrants to purchase 555,556 shares of Common Stock); Invesco UK Equity Income Fund (UK) (0 shares of Common Stock); UBC Russell 3000 Index Fund (620 shares of Common Stock); UBC Russell 3000 Index Trust (27,244 shares of Common Stock); Truist International Developed Value Index Trust (427 shares of Common Stock); Truist International Developed Growth Index Trust (7,190 shares of Common Stock); and LongView Broad Market 3000 Index Fund (923 shares of common stock).
Schedule A sets forth all transactions with respect to shares of Common Stock effected since April 27, 2021 by funds and accounts managed by the Reporting Person and is incorporated herein by reference.
The Reporting Person disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement will not be construed as an admission that the Reporting Person is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 20, 2021
INVESCO LTD.

	By:	/s/Robert R. Leveille
Name: Robert R. Leveille
Title: Global Assurance Officer

Schedule A
This Schedule sets forth information with respect to each purchase and sale of Common Shares effectuated by funds and accounts managed by the Reporting Person since the filing of the previous amendment to this Schedule 13D. Except as otherwise noted, all transactions were effectuated in the open market through a broker.
Trade Date	Fund	Buy/Sell	Shares	Price Per Share ($)
4/26/2021	Invesco UK Equity High Income Fund (UK)	Sell	92,761	1.54 (1)
4/26/2021	Invesco UK Equity Income Fund (UK)	Sell	56,839	1.54 (1)
4/27/2021	Invesco UK Equity High Income Fund (UK)	Sell	25,236	1.52 (2)
4/27/2021	Invesco UK Equity Income Fund (UK)	Sell	15,464	1.52 (2)
5/18/2021	Invesco UK Equity High Income Fund (UK)	Sell	4,908,720	0.82(3)
5/18/2021	Invesco UK Equity Income Fund (UK)	Sell	3,007,795	0.82(3)

(1) These transactions were effectuated in the open market through a broker in multiple trades at prices ranging from $1.50 to $1.56; the prices reported above reflect the weighted average sale price.
(2) These transactions were effectuated in the open market through a broker in multiple trades at prices ranging from $1.50 to $1.55; the prices reported above reflect the weighted average sale price.
(3) These transactions were effectuated in the open market through a broker in multiple trades at prices ranging from $0.80 to $0.854; the prices reported above reflect the weighted average sale price.